UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BIOCANCELL THERAPEUTICS INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

N/A
(CUSIP Number)

Clal Biotechnology Industries Ltd.
Hogi Tower, 12A Abba Hillel Silver Street
Ramat Gan 52506, Israel
Attn:  Corporate Secretary
Telephone:  972-3-6121616
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP No. 913347 10 0

1)	NAMES OF REPORTING PERSONS Clal Biotechnology Industries Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 29,043,897*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 29,043,897*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,043,897*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.89%*
14)	TYPE OF REPORTING PERSON CO

* See Item 5.

SCHEDULE 13D

CUSIP NO.: N/A

1)	NAMES OF REPORTING PERSONS Clal Industries and Investments Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS Not Applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 29,043,897*
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 29,043,897*
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,043,897*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.89%*
14)	TYPE OF REPORTING PERSON CO

* See Item 5.

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on March 7, 2012 by Clal Biotechnology Industries Ltd. (“CBI”), Clal Industries and Investments Ltd. (“Clal Industries” and together with CBI, the "Reporting Persons"), IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat (together with all amendments thereto, the “Schedule 13D”).

Effective July 5, 2012, IDB Development no longer owns the majority of the outstanding shares of, and control, Clal Industries. Consequently, IDB Development, IDB Holding and each of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat ceased to be reporting persons with respect to the securities reported herein as of such date.

The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, which is expressly disclaimed.

On August 3, 2012, the exchange rate between the New Israeli Shekel ("NIS") and the U.S. dollar, as quoted by the Bank of Israel, was NIS 4.007 to $1.00. Unless indicated otherwise by the context, statements in this Schedule 13D that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.

(a) - (c), (f) The following are the names of the reporting persons (the “Reporting Persons”), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           CBI is an Israeli public company with its principal office at the Hogi Tower, 12A Abba Hillel Silver Street, Ramat Gan 52506, Israel. CBI is a holding company whose principal investments are in the biopharmaceutical sectors, including the Shares. CBI beneficially owns the Shares directly.

(2)           Clal Industries is an Israeli public company with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. Clal Industries owns the majority of the outstanding shares of, and controls, CBI. By reason of such control, Clal Industries may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by CBI.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of CBI and Clal Industries are set forth in Schedules A and B attached hereto, respectively, and incorporated herein by reference.

(d)               None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedules A and B to this Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)               None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedules A and B to this Schedule 13D has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by CBI were acquired as a result of the transactions described in Item 4 below, which is incorporated herein by reference. The funds used for such acquisitions were from CBI's own working capital.

Item 4.  Purpose of Transaction.

2007 Purchases. Between April and September 2007, CBI acquired from another shareholder of the Issuer 2,863,165 Shares at a purchase price per share of NIS 4.15 (equates to approximately $1.03) pursuant to an Agreement, dated as of April 17, 2007.

March 2008 SPA. Pursuant to a Subscription and Registration Rights Agreement, dated as of March 12, 2008, between the Issuer and CBI (the "March 2008 SPA"), the Issuer issued on May 15, 2008 to CBI 650,000 Shares at a purchase price per share of NIS 3.52 (equates to approximately $0.88). Pursuant to the terms of the March 2008 SPA, the Issuer granted CBI certain registration and information rights with respect to the Shares issued to CBI under that agreement.

June 2008 SPA. Pursuant to a Subscription and Registration Rights Agreement, dated as of June 22, 2008, between the Issuer and CBI (the "June 2008 SPA"), the Issuer issued on July 30, 2008 to CBI:

•
335,008 Shares at a purchase price per share of $0.597. Pursuant to the terms of the June 2008 SPA, the Issuer undertook to issue additional Shares to CBI upon certain future anti-dilutive issuances of Shares or other convertible securities;

•
Unsecured Convertible Promissory Note in a principal amount of $800,000 (the "Debentures") with an initial conversion price per share of $0.716 (subject to adjustments, including antidilution adjustments). The Debentures bear interest at the rate of 10% per annum, compounded annually. The Debentures are convertible, in whole or in part at CBI's option at any time prior to July 31, 2012, into a number of Shares equal to the principal amount of the Debentures, including capitalized interest accrued between July 31, 2008 and July 31, 2010, at the then applicable conversion price. The Debentures mature, and any principal amount thereunder not converted into Shares becomes due and payable, on July 31, 2012. The Debentures include certain negative covenants on the part of the Issuer as well as acceleration and default events; and

•
Warrants to purchase up to 1,720,763 Shares (the "Warrants") at an initial exercise price of $0.716 per share (subject to adjustments, including antidilution adjustments), exercisable at any time prior to July 29, 2013.

Pursuant to the terms of the June 2008 SPA, the Issuer also granted CBI certain registration and information rights with respect to the Shares issued to CBI under that agreement, including the Shares underlying the Debentures and the Warrants.

On July 30, 2008, in connection with the closing of the June 2008 SPA, CBI, Tikcro Technologies Ltd., Professor Abraham Hochberg and Mr. Avi Barak, entered into an Irrevocable Voting Agreement with respect to the Shares. On November 22, 2009, CBI, Professor Abraham Hochberg and Mr. Avi Barak entered into a Voting Agreement (the “New Voting Agreement” and together with the Irrevocable Voting Agreement, the "Voting Agreements") with respect to the Shares. On July 27, 2011, the Voting Agreements had been canceled by the parties thereto.

2011 SPA. Pursuant to a private placement subscription form, dated as of December 6, 2012, between the Issuer and CBI (the "2011 SPA"), the Issuer issued on January 24, 2012 to CBI 8,199,400 Shares at a purchase price per share of NIS 1.00 (equates to approximately $0.25). Pursuant to the terms of the 2011 SPA, the Issuer also undertook to issue additional Shares to CBI upon certain future anti-dilutive issuances of Shares or other convertible securities until the earlier of: (i) December 31 2012; or (ii) such date up to which an aggregate amount of $3,000,000 has been invested in the Issuer (excluding the investment of CBI).

2012 SPA. Pursuant to a share purchase agreement, dated as of May 13, 2012, between the Issuer and CBI (the "2012 SPA"), on July 31, 2012 (i) CBI converted all of its Debentures into 4,147,171 Shares at a conversion price (as adjusted) per share of NIS 0.87 (equates to approximately $0.217), and (ii) CBI paid, in lieu of the Issuer, Tikcro Technologies Ltd. the balance ($2,480,500) of Tikcro's Debentures, and, in return for such payment by CBI, was issued 10,731,726 Shares at a price per share of NIS 0.87 (equates to approximately $0.217).

As a result of the private placement and in accordance with the contractual anti-dilution undertakings of the Issuer, (i) the Issuer is required to issue to CBI approximately 1.35 million additional Shares for no consideration, which issuance and the terms thereof are being discussed with the Issuer (and, consequently, these Shares are not included in the number of Shares beneficially owned by CBI reported in this Statement) (the "Dilution Shares") and (ii) the conversion price of the Warrants was adjusted to NIS 0.87 (equates to approximately $0.217) per share.

As part of the private placement, CBI will be entitled to anti-dilution rights, whereby it will benefit retroactively from any issuance of securities by the Issuer during 2012 at a price per share lower than NIS 0.87, and will be entitled to receive the requisite number of Shares, except for certain excluded issuances, including investments totaling less than $1 million in which CBI is the sole investor. In addition, CBI agreed to waive, as of December 31, 2012, its contractual anti-dilution rights under the June 2008 SPA, the Debentures and the Warrants.

The foregoing description of the March 2008 SPA, June 2008 SPA, Debentures, Warrants, 2011 SPA and 2012 SPA does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of these documents filed as Exhibits hereto (see Item 7), which are incorporated herein by reference.

Purposes of the Reporting Persons. The Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to such investment as they deem appropriate in light of the circumstances existing from time to time.  Such actions could include, among other things, subject to applicable laws, purchasing additional Shares. The Reporting Persons could also determine to dispose of the Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. To the best knowledge of the Reporting Persons, the persons named in Schedules A and B hereto may purchase or dispose of Shares on their own account from time to time, subject to applicable laws.

Except as may be provided otherwise herein, none of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Schedules A and B hereto, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Percentages below are based on 54,914,092 Shares outstanding as of August 7, 2012, as the Issuer advised the Reporting Persons.

(a), (b)   As of August 7, 2012:

(1)          CBI beneficially owns 29,043,897 Shares (the "CBI Shares") representing approximately 52.89% of the Shares outstanding (on an as converted basis). The CBI Shares consist of: (i) 27,323,134Shares, and (ii) Warrants exercisable into 1,720,763 Shares, which are exercisable within 60 days of the date of this Statement. The 29,043,897Shares do not include the Dilution Shares (as defined above).

(2)          By reason of its control of CBI, Clal Industries may be deemed to share the power to vote and dispose of the CBI Shares beneficially owned by CBI representing approximately 52.89% of the Shares outstanding (on an as converted basis). Clal Industries disclaims beneficial ownership of the CBI Shares.

            Information provided to the Reporting Person indicates that the persons named in Schedules A and B hereto did not beneficially own as of August 7, 2012 any Shares, except as set forth above.

(c)   None of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Schedules A and B hereto, have effected any transactions in the Shares in the past 60 days, except as set forth above.

(d)   Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)   See in the "Explanatory Note" above.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None, except as described under Item 4 above, which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Schedule A:	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers (or managing partners, as applicable) of CBI
Schedule B:	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Clal Industries

Exhibit 1	Joint Filing Agreement (1)
Exhibit 2	March 2008 SPA (2)
Exhibit 3	June 2008 SPA (3)
Exhibit 4	Form of Debenture (4)
Exhibit 5	Form of Warrant (5)
Exhibit 6	2011 SPA (6)
Exhibit 7	2012 SPA (7)

* Filed herewith.

(1)	Filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the SEC on March 7, 2012, and incorporated herein by reference.

(2)	Filed as Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(3)	Filed as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(4)	Filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(5)	Filed as Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 17, 2008, and incorporated herein by reference.

(6)	Filed as Exhibit 8 to the Reporting Persons’ Schedule 13D filed with the SEC on March 7, 2012, and incorporated herein by reference.

(7)	Filed as Exhibit 10.1 to the Form F-4 of Biocancell Ltd. filed with the SEC on May 29, 2012, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2012

Clal Biotechnology Industries Ltd. Clal Industries and Investments Ltd. BY: Clal Biotechnology Industries Ltd.

BY:	/s/ Gil Milner, /s/ Orit Lidor
Gil Milner and Orit Lidor, authorized signatories of Clal Biotechnology Industries Ltd., for itself and on behalf of the other Reporting Persons pursuant to agreement filed as Exhibit 1 hereto.

Schedule A

Directors and Executive Officers
of
Clal Biotechnology Industries Ltd.
(as of August 5, 2012)

Citizenship is the same as country of address, unless otherwise noted.

Name & Resident or Business Address	Position	Current Principal Occupation
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of Clal Industries and Investments Ltd.
Dr. Aharon Schwartz 5 Rambam Street, Mevaseret Zion	Director
Dr. Schwartz served as Vice President Innovative Ventures for Teva Pharmaceutical Industries Ltd.
Dr. Shwartz is Chairman of Biocancell Therapeutics Inc. and BioLineRx, and also serves as a director of D-Pharm Ltd, Protologics Ltd, Amorfical Ltd, Lipocure Ltd and Medingalil.

Prof. Gabi Barabash 17 Bnei Neviim Street, Ramat Gan	Director
Prof. Barabash currently serves as Director General of the Tel Aviv Sourasky Medical Center and as Professor of Epidemiology and Preventive Medicine at the Sackler School of Medicine, Tel Aviv University.

Jonathan Kaplan 7 Ze'ev Zabotinsky Street, Aviv Tower, 50th Floor, Ramat-Gan	Director	Mr. Kaplan is an economic consultant focusing primarily on complex tax issues.

Dr. Tamar Manor 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Dr. Manor is the Chief Technology Officer for biotechnology at Clal Industries and Investments.
Shmuel (Milki) Ruenstein 106 David Ha'melech Street, Herzliya	External Director	Director at Excellence Bioscience Ltd., Medison Pharma Ltd., Genarset Ltd., Ramidor Biomed Ltd. and Sibana Medical Ltd. Until 2010, served as the CEO of Taro Pharmaceuticals Ltd.
Avi Zigelman 8 Uri Keisary Street, Tel Aviv	External Director	Mr. Zigelman is a financial consultant.
Ruben Krupik c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Chief Executive Officer	Mr. Krupik is CEO of CBI and active Chairman of D-Pharm, CureTech, MediWound, Gamida Cell, Biocancell Therapeutics Inc. and Andromeda.

Amos Bankirer c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President for Strategy and Corporate Development	Vice President for Strategy and Corporate Development at CBI

Gil Milner c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Chief Financial Officer and Comptroller	CFO and Comptroller for CBI.
Orit Lidor c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President & General Counsel	Vice President & General Counsel at CBI.
Ofer Goldberg c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President	At CBI, Mr. Goldberg is in charge of business development of CBI's portfolio. companies.
Ofer Gonen c/o Clal Biotechnology Industries Ltd. Hogi Tower, 12A Abba Hillel Silver Street Ramat Gan 52506, Israel	Vice President	At CBI, Mr. Gonen is in charge of business development of CBI's portfolio companies.

Schedule B

Directors and Executive Officers
of
Clal Industries and Investments Ltd.
(as of August 5, 2012)

Citizenship is same as country of address, unless otherwise noted.

Name & Resident or Business Address	Position	Present Principal Occupation
Avi Fischer	Chairman of the Board of Directors	Chairman of the Board of Directors of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel

Benet Lincoln	Director	President and CEO, Access Industries
Access Industries,28 Kensington Church Street, London W8 4EP, United Kingdom

Marc Schimmel	Director	Co-Managing Director of UKI Investments.
54-56 Euston St., London NW1,
United Kingdom

David Leviatan	Director	Director of companies.
18 Mendele Street, Herzelia 46709, Israel

Liora Polachek	External Director	Independent Lawyer, Partner and Director at Sitan Polachek Attorney.
46 He Beiyyar St., Tel Aviv ,
Israel

Zeev Ben- Asher	External Director	Managers Coacher and organizational consultant.
20 Carmely St., Ramt-Gan ,
Israel

Zvi Heifetz	Director	Business and strategic consulting. Director in private companies.
Hatzedef 12, Tel-Aviv, Israel

Guy Rosen	Deputy Chief Executive Officer	Director in IDB Tourism Ltd., Israeir Ltd.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel

Gonen Bieber (*) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Clal Industries and Investments Ltd.; Vice President and finance manager of IDB Development; Finance manager of IDB Holding.

Nitsa Einan	Vice President and General Counsel	General Counsel of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel

Yehuda Ben Ezra	Vice President & Comptroller	Comptroller of Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israelz

Daniel Shinar 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President for Business Development	Vice President for Business Development

(*)	Dual citizen of Israel and Germany.